[Cadwalader, Wickersham & Taft LLP Letterhead]

May 8, 2015

Via Edgar Correspondence

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mara L. Ransom, Assistant Director
Michael Kennedy, Staff Attorney

Re:	Cadiz Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed April 24, 2015
File No. 333-203085

Dear Ms. Ransom:

On behalf of Cadiz Inc. (the “Company”), this letter responds to your letter, dated May 4, 2015 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

General

1.
Please update the fee table to reflect the current amount of securities being registered. For example, we note that the fee table states that you are registering 9,693,141 shares of common stock, but footnote (1) to the fee table states you are registering 7,194,048 shares of common stock and footnote (4) states that you previously registered 9,693,141 shares of common stock in the registration statement to which this is an amendment.

Response:

In response to the Staff’s comment, the Company has revised the Calculation of Registration Fee in the Amended Registration Statement.

*        *         *

We hope the foregoing response addresses your comments.  If you have any questions regarding the response set forth herein or require additional information, please contact me by telephone at (212) 504-6888 or Daniel F. Zimmerman at (212) 504-5663.

Sincerely, /s/ Christopher T. Cox Christopher T. Cox

cc:	Timothy J. Shaheen (Cadiz Inc.) Daniel F. Zimmerman (Cadwalader, Wickersham & Taft LLP)